UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: August 29, 2017

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2017

SHANGHAI, August 28, 2017 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the second quarter of 2017.

SECOND QUARTER 2017 FINANCIAL HIGHLIGHTS

•	Net revenues for the second quarter of 2017 were RMB707.3 million (US$104.3 million), an 8.5% increase from the corresponding period in 2016.

(RMB millions, except percentages)	Q2 2016	Q2 2017	YoY Change
Wealth management	505.2	550.6	9.0%
Asset management	135.2	130.3	(3.6%)
Internet financial services	11.3	26.4	133.0%

Total net revenues	651.7	707.3	8.5%

•	Income from operations for the second quarter of 2017 was RMB224.3 million (US$33.1 million), a 15.5% increase from the corresponding period in 2016.

(RMB millions, except percentages)	Q2 2016	Q2 2017	YoY Change
Wealth management	167.4	185.2	10.7%
Asset management	68.8	69.8	1.4%
Internet financial services	(42.1)	(30.8)	(26.9%)

Total income from operations	194.1	224.3	15.5%

•	Net income attributable to Noah shareholders for the second quarter of 2017 was RMB207.0 million (US$30.5 million), a 13.6% increase from the corresponding period in 2016.

•	Non-GAAP[1] net income attributable to Noah shareholders for the second quarter of 2017 was RMB226.5 million (US$33.4 million), a 14.4% increase from the corresponding period in 2016.

SECOND QUARTER 2017 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers wealth management products and provides comprehensive financial services to high net worth individuals, enterprise and institutional clients. Through its wealth management business, Noah primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products.

•	Total number of registered clients as of June 30, 2017 was 164,728, a 43.4% increase from June 30, 2016.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

•	Total number of active clients[2] during the second quarter of 2017 was 4,484, a 9.0% decrease from June 30, 2016.

•	Aggregate value of wealth management products distributed during the second quarter of 2017 was RMB33.0 billion (US$4.9 billion), an 18.8% increase from the second quarter of 2016.

Product type	Three months ended June 30,
	2016		2017
	(RMB in billions, except percentages)
Fixed income	17.0	61.2%	23.5	71.3%
Private equity	7.6	27.3%	8.3	25.0%
Secondary market equity	2.8	10.1%	1.1	3.4%
Other products	0.4	1.4%	0.1	0.3%

All products	27.7	100.0%	33.0	100.0%

•	Average transaction value per client[3] for the second quarter of 2017 was RMB7.4 million (US$1.1 million), a 30.5% increase from the corresponding period in 2016.

•	Coverage network included 205 branches and sub-branches covering 76 cities as of June 30, 2017, up from 199 branches and sub-branches covering 74 cities as of March 31, 2017, and 175 branches and sub-branches covering 68 cities as of June 30, 2016.

•	Number of relationship managers was 1,259 as of June 30, 2017, relatively flat from March 31, 2017 and a 15.2% increase from June 30, 2016.

Asset Management Business

Gopher Asset Management (“Gopher”), a subsidiary of the Company, is a leading alternative asset manager in China. Gopher develops and manages private equity, real estate, secondary market, credit and other investments denominated in both Renminbi and foreign currencies.

•	Total assets under management as of June 30, 2017 were RMB138.7 billion (US$20.5 billion), a 7.0% increase from March 31, 2017 and a 37.1% increase from June 30, 2016.

Investment type	As of March 31, 2017		Asset Growth	Asset Expiration/ Redemption	As of June 30, 2017
	(RMB billions, except percentages)
Real estate	19.8	15.3%	1.6	6.0	15.4	11.1%
Private equity	66.1	51.0%	6.7	0.7	72.2	52.0%
Secondary market	6.9	5.3%	0.0	0.1	6.9	4.9%
Credit	33.2	25.6%	14.5	7.0	40.7	29.4%
Other investments	3.5	2.7%	—	—	3.5	2.5%

All Investments	129.6	100.0%	22.9	13.8	138.7	100.0%

Internet Financial Service Business

The Company’s Internet financial service business includes its online wealth management platform as well as micro-lending, payment processing and other online services.

[2]	“Active clients” refers to registered clients who purchased wealth management products distributed by Noah during the period specified.
[3]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that were purchased by active clients during the period specified.

•	Aggregate value of financial products distributed by the Company’s Internet wealth management platform in the second quarter of 2017 was RMB6.2 billion (US$0.9 billion), a 7.3% increase from the corresponding period in 2016.

•	Total number of clients through the Company’s Internet wealth management platform as of June 30, 2017 was 438,981, up from 425,708 and 324,918 as of March 31, 2017 and June 30, 2016, respectively.

Mr. Kenny Lam, Group President of Noah, said, “We have delivered robust earnings in the first half of 2017. We are excited by the new talents we are on-boarding to our core team and the foundation we have built. We will continue to focus on executing our long-term strategy as China’s leading wealth and asset manager.”

SECOND QUARTER 2017 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2017 were RMB707.3 million (US$104.3 million), an 8.5% increase from the corresponding period in 2016, primarily driven by increased recurring service fee revenues.

•	Wealth Management Business

•	Net revenues from one-time commissions for the second quarter of 2017 were RMB297.6 million (US$43.9 million), a 2.0% increase from the corresponding period in 2016. The increase was mainly due to the increase in the aggregate value of wealth management products.

•	Net revenues from recurring service fees for the second quarter of 2017 were RMB209.3 million (US$30.9 million), a 7.5% increase from the corresponding period in 2016. The increase was primarily due to the cumulative effect of wealth management products with recurring service fees previously distributed.

•	Net revenues from performance-based income for the second quarter of 2017 were RMB22.0 million (US$3.2 million), compared with RMB0.1 million in the corresponding period of 2016, due to the realization of performance-based income from secondary market equity products and private equity products distributed in previous periods.

•	Net revenues from other service fees for the second quarter of 2017 were RMB21.6 million (US$3.2 million), a 17.4% increase from the corresponding period in 2016, primarily due to the growth of new business within the wealth management segment.

•	Asset Management Business

•	Net revenues from recurring service fees for the second quarter of 2017 were RMB128.3 million (US$18.9 million), a 17.0% increase from the corresponding period in 2016. The increase was primarily due to the increase in assets under management.

•	Net revenues from performance-based income for the second quarter of 2017 were RMB1.5 million (US$0.2 million), compared with RMB23.6 million in the corresponding period of 2016.

•	Internet Financial Service Business

•	Net revenues for the second quarter of 2017 were RMB26.4 million (US$3.9 million), a 133.0% increase from the corresponding period in 2016. The increase was primarily due to the growth in overall Internet financial services, including online wealth management, micro-lending, payment processing and other services, compared with the corresponding period of 2016.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. Operating costs and expenses for the second quarter of 2017 were RMB483.1 million (US$71.3 million), a 5.6% increase from the corresponding period in 2016. As the increase in net revenue outpaced the increase in operating costs and expenses year-on-year, the Company’s operating margin improved in the second quarter of 2017 as discussed below.

•	Wealth Management Business

Operating costs and expenses for the second quarter of 2017 were RMB365.4 million (US$53.9 million), an 8.2% increase from the corresponding period in 2016.

•	Compensation and benefits for the second quarter of 2017 were RMB250.8 million (US$37.0 million), a 0.3% decrease from the corresponding period in 2016.

•	Selling expenses for the second quarter of 2017 were RMB66.9 million (US$9.9 million), a 0.7% decrease from the corresponding period in 2016.

•	General and administrative expenses for the second quarter of 2017 were RMB29.9 million (US$4.4 million), a 6.2% decrease from the corresponding period in 2016, primarily due to the reduced loss from fixed asset disposal compared with the same period last year.

•	Other operating expenses were RMB27.5 million (US$4.1 million) for the second quarter of 2017, an increase of 30.1% from the corresponding period in 2016. The increase was primarily due to the growth of new business within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company’s wealth management business received RMB9.7 million (US$1.4 million) in government subsidies in the second quarter of 2017, compared with RMB34.2 million in the corresponding period of 2016.

•	Asset Management Business

Operating costs and expenses for the second quarter of 2017 were RMB60.5 million (US$8.9 million), an 8.9% decrease from the corresponding period in 2016.

•	Compensation and benefits for the second quarter of 2017 were RMB44.7 million (US$6.6 million), a 1.5% increase from the corresponding period of 2016.

•	Selling expenses for the second quarter of 2017 were RMB1.4 million (US$0.2 million), compared with RMB4.4 million in the corresponding period of 2016.

•	General and administrative expenses for the second quarter of 2017 were RMB11.2 million (US$1.6 million), a 39.1% decrease from the corresponding period in 2016. The decrease was mainly due to certain expenses that were not VAT deductible in the second quarter last year.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The asset management business received RMB0.1 million in government subsidies in the second quarter of 2017, compared with RMB2.0 million in the corresponding period of 2016.

•	Internet Financial Service Business

Operating costs and expenses for the second quarter of 2017 were RMB57.1 million (US$8.4 million), a 7.0% increase from the corresponding period in 2016. Operating costs and expenses for the second quarter of 2017 primarily consisted of compensation and benefits of RMB35.5 million (US$5.2 million), selling expenses of RMB3.0 million (US$0.4 million), general and administrative expenses of RMB8.2 million (US$1.2 million) and other operating expenses of RMB10.5 million (US$1.5 million).

Operating Margin

Operating margin for the second quarter of 2017 was 31.7%, an increase from 29.8% for the corresponding period in 2016. The increase was mainly due to improved operating margin for the asset management business and reduced operating loss of the Internet financial service business.

•	Operating margin for the wealth management business for the second quarter of 2017 increased to 33.6% from 33.1% for the corresponding period in 2016.

•	Operating margin for the asset management business for the second quarter of 2017 was 53.5%, compared with 50.9% for the corresponding period in 2016.

•	Operating loss for the Internet financial service business for the second quarter of 2017 was RMB30.8 million (US$4.5 million), down from RMB42.1 million for the corresponding period in 2016.

Income Tax Expenses

Income tax expenses for the second quarter of 2017 were RMB60.2 million (US$8.9 million), a 24.3% increase from the corresponding period in 2016. The increase was primarily due to the combined impact of higher taxable income and a higher effective tax rate.

Income from Equity in Affiliates

Income from equity in affiliates for the second quarter of 2017 was RMB23.3 million (US$3.4 million), a 154.4% increase from the corresponding period in 2016. The increase was mainly due to the increased net asset value of the Company’s investments in the funds managed by Gopher as a general partner.

Net Income

•	Net Income

•	Net income for the second quarter of 2017 was RMB205.9 million (US$30.4 million), a 16.9% increase from the corresponding period in 2016.

•	Net margin for the second quarter of 2017 was 29.1%, up from 27.0% for the corresponding period in 2016.

•	Net income attributable to Noah shareholders for the second quarter of 2017 was RMB207.0 million (US$30.5 million), a 13.6% increase from the corresponding period in 2016.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2017 was RMB3.67 (US$0.54) and RMB3.52 (US$0.52), respectively, up from RMB3.24 and RMB3.10, respectively, for the corresponding period in 2016.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2017 was RMB226.5 million (US$33.4 million), a 14.4% increase from the corresponding period in 2016.

•	Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2017 was 32.0%, up from 30.4% for the corresponding period in 2016.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2017 was RMB3.84 (US$0.57), up from RMB3.37 for the corresponding period in 2016.

Balance Sheet and Cash Flow

As of June 30, 2017, the Company had RMB2,003.5 million (US$295.5 million) in cash and cash equivalents, compared with RMB2,609.2 million as of March 31, 2017 and RMB1,398.9 million as of June 30, 2016.

Net cash inflow from the Company’s operating activities during the second quarter of 2017 was RMB72.8 million (US$10.7 million), compared with income from operations of RMB224.3 million for the corresponding period in 2016; the difference was mainly due to temporary cash outflows related to the Company’s factoring business.

Net cash outflow from the Company’s investing activities during the second quarter of 2017 was RMB671.2 million (US$99.0 million), primarily due to increases in short-term and long-term investments to improve cash usage and capital management.

Net cash inflow from the Company’s financing activities was RMB4.2 million (US$0.6 million) in the second quarter of 2017, which mainly included proceeds from issuance of ordinary shares upon exercise of stock options.

On July 8, 2016, the Company’s board of directors authorized a share repurchase program of up to US$50 million worth of its issued and outstanding ADSs over the course of one year. As of June 30, 2017, the Company had repurchased 224,775 ADSs for approximately US$5.1 million under this program, inclusive of transaction charges, at an average effective price of US$22.76.

2017 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2017 will be in the range of RMB825 million to RMB860 million, an increase of 14.1% to 18.9% compared with the full year 2016. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s second quarter 2017 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Monday, August 28, 2017 at 8:00 p.m., U.S. Eastern Time Tuesday, August 29, 2017 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-888-346-8982
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-902-4272
Conference Title:	Noah Holdings Limited Second Quarter 2017 Earnings Call
Participant Password:	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until September 4, 2017 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10111521.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income attributable to Noah shareholders results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to Noah shareholders, non-GAAP net income attributable to Noah shareholders per diluted ADS and non-GAAP net margin attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the first half of 2017, Noah distributed RMB65.6 billion (US$9.7 billion) of wealth management products. Through our subsidiary, Gopher Asset Management, we had assets under management of RMB138.7 billion (US$20.5 billion) as of June 30, 2017.

Our wealth management business primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products. Noah delivers customized financial solutions to clients through a network of 1,259 relationship managers across 205 branches and sub-branches in 76 cities in China, and serves the international investment needs of its clients through wholly owned subsidiaries in Hong Kong and the United States. The Company’s wealth management business had 164,728 registered clients as of June 30, 2017. As our asset management subsidiary and a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market credit and other investments denominated in both Renminbi and foreign currencies. We also provide internet financial services, including online wealth management, micro-lending and payment processing services, etc.

For more information, please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the quarter ended June 30, 2017 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7793 to US$1.00, the effective noon buying rate for June 30, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2017 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

		As of
	March 31, 2017	June 30, 2017	June 30, 2017
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	2,609,190	2,003,529	295,536
Restricted cash	1,000	—	—
Short-term investments	410,237	569,513	84,008
Accounts receivable, net of allowance for doubtful accounts of nil at March 31, 2017 and June 30, 2017	206,698	165,765	24,452
Loans receivable	115,878	295,923	43,651
Amounts due from related parties	599,928	723,124	106,666
Factoring receivables	573,674	570,769	84,193
Other current assets	305,948	78,510	11,581

Total current assets	4,822,553	4,407,133	650,087
Long-term investments	465,156	687,967	101,481
Investment in affiliates	543,280	588,933	86,872
Property and equipment, net	246,843	252,803	37,290
Non-current deferred tax assets	52,577	52,332	7,719
Other non-current assets	38,728	81,720	12,054

Total Assets	6,169,137	6,070,888	895,503

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	384,235	431,467	63,645
Income tax payable	81,487	52,118	7,688
Amounts due to related parties	12,273	12,273	1,810
Deferred revenues	183,354	177,279	26,150
Payable to individual investors of factoring receivables	579,975	328,562	48,465
Other current liabilities	350,842	266,696	39,341
Convertible notes	550,656	542,344	80,000

Total current liabilities	2,142,822	1,810,739	267,099
Non-current uncertain tax position liabilities	4,449	4,437	654
Other non-current liabilities	92,314	100,322	14,798

Total Liabilities	2,239,585	1,915,498	282,551

Mezzanine Equity - Redeemable non-controlling Interest of Subsidiary	334,590	337,481	49,781
Equity	3,594,962	3,817,909	563,172

Total Liabilities and Equity	6,169,137	6,070,888	895,504

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30, 2016	June 30, 2017	June 30, 2017	Change
	RMB’000	RMB’000	USD’000
Revenues:
Third-party revenues
One-time commissions	209,490	123,321	18,191	(41.1%)
Recurring service fees	127,815	130,923	19,312	2.4%
Performance-based income	817	16,179	2,387	1880.3%
Other service fees	29,682	42,046	6,202	41.7%

Total third-party revenues	367,804	312,469	46,092	(15.0%)
Related party revenues
One-time commissions	89,971	177,333	26,158	97.1%
Recurring service fees	182,166	209,213	30,861	14.8%
Performance-based income	23,317	7,570	1,117	(67.5%)
Other service fees	745	6,562	968	780.8%

Total related party revenues	296,199	400,678	59,104	35.3%
Total revenues	664,003	713,147	105,196	7.4%
Less: business taxes and related surcharges	(12,277)	(5,836)	(861)	(52.5%)

Net revenues	651,726	707,311	104,335	8.5%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(147,103)	(140,078)	(20,663)	(4.8%)
Performance fee compensation	(4,799)	—	—	(100.0%)
Other Compensations	(176,245)	(190,895)	(28,159)	8.3%

Total compensation and benefits	(328,147)	(330,973)	(48,822)	0.9%
Selling expenses	(78,248)	(71,376)	(10,529)	(8.8%)
General and administrative expenses	(58,251)	(49,231)	(7,262)	(15.5%)
Other operating expenses	(29,158)	(41,268)	(6,087)	41.5%
Government subsidies	36,183	9,791	1,444	(72.9%)

Total operating costs and expenses	(457,621)	(483,057)	(71,256)	5.6%

Income from operations	194,105	224,254	33,079	15.5%

Other income:
Interest income	11,094	10,440	1,540	(5.9%)
Interest expenses	(4,862)	(4,894)	(722)	0.7%
Investment income	17,074	10,943	1,614	(35.9%)
Other (expense) income	(2,067)	2,056	303	(199.5%)

Total other income	21,239	18,545	2,735	(12.7%)

Income before taxes and income from equity in affiliates	215,344	242,799	35,814	12.7%
Income tax expense	(48,471)	(60,244)	(8,886)	24.3%
Income from equity in affiliates	9,161	23,308	3,438	154.4%

Net income	176,034	205,863	30,366	16.9%
Less: net loss attributable to non-controlling Interests	(6,222)	(4,070)	(600)	(34.6%)
Less: Gain attributable to redeemable non-controlling interest of Subsidiary	—	2,891	426	—

Net income attributable to Noah Shareholders	182,256	207,042	30,540	13.6%

Income per ADS, basic	3.24	3.67	0.54	13.3%
Income per ADS, diluted	3.10	3.52	0.52	13.5%
Margin analysis:
Operating margin	29.8%	31.7%	31.7%
Net margin	27.0%	29.1%	29.1%
Weighted average ADS equivalent: [1]
Basic	56,271,504	56,461,612	56,461,612
Diluted	60,174,258	60,205,429	60,205,429
ADS equivalent outstanding at end of period	56,346,740	56,547,380	56,547,380

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Six months ended
	June 30, 2016	June 30, 2017	June 30, 2017	Change
	RMB’000	RMB’000	USD’000
Revenues:
Third-party revenues
One-time commissions	437,582	323,107	47,661	(26.2%)
Recurring service fees	234,847	266,472	39,307	13.5%
Performance-based income	10,469	28,728	4,238	174.4%
Other service fees	49,712	68,411	10,091	37.6%

Total third-party revenues	732,610	686,718	101,297	(6.3%)
Related party revenues
One-time commissions	150,550	321,889	47,481	113.8%
Recurring service fees	384,432	400,583	59,089	4.2%
Performance-based income	30,315	7,649	1,128	(74.8%)
Other service fees	1,364	13,438	1,982	885.2%

Total related party revenues	566,661	743,559	109,680	31.2%
Total revenues	1,299,271	1,430,277	210,977	10.1%
Less: business taxes and related surcharges	(40,388)	(9,799)	(1,445)	(75.7%)

Net revenues	1,258,883	1,420,478	209,532	12.8%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(282,698)	(290,391)	(42,835)	2.7%
Performance fee compensation	(8,145)	—	—	(100.0%)
Other Compensations	(350,650)	(381,164)	(56,225)	8.7%

Total compensation and benefits	(641,493)	(671,555)	(99,060)	4.7%
Selling expenses	(146,150)	(131,979)	(19,468)	(9.7%)
General and administrative expenses	(108,464)	(108,869)	(16,059)	0.4%
Other operating expenses	(46,456)	(70,714)	(10,431)	52.2%
Government subsidies	105,125	43,723	6,449	(58.4%)

Total operating costs and expenses	(837,438)	(939,394)	(138,569)	12.2%

Income from operations	421,445	481,084	70,963	14.2%

Other income:
Interest income	19,771	19,147	2,824	(3.2%)
Interest expenses	(9,527)	(9,806)	(1,446)	2.9%
Investment income	25,142	21,089	3,111	(16.1%)
Other (expense) income	(1,421)	3,193	471	(324.7%)

Total other income	33,965	33,623	4,960	(1.0%)

Income before taxes and income from equity in affiliates	455,410	514,707	75,923	13.0%
Income tax expense	(101,866)	(122,160)	(18,020)	19.9%
Income from equity in affiliates	15,064	29,034	4,283	92.7%

Net income	368,608	421,581	62,186	14.4%
Less: net loss attributable to non-controlling Interests	(12,646)	(9,270)	(1,367)	(26.7%)
Less: Gain attributable to redeemable non-controlling interest of Subsidiary	—	6,817	1,006	—

Net income attributable to Noah Shareholders	381,254	424,034	62,547	11.2%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30, 2016	June 30, 2017	June 30, 2017	Change
	RMB’000	RMB’000	USD’000
Net income	176,034	205,863	30,366	16.9%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	7,072	(6,321)	(932)	(189.4%)
Fair value fluctuation of available for sale investment (after tax)	(5,556)	2,606	384	(146.9%)

Comprehensive income	177,550	202,148	29,818	13.9%
Less: Comprehensive loss attributable to non-controlling interests	(6,250)	(4,029)	(594)	(35.5%)
Less:Gain attributable to redeemable non-controlling interest of Subsidiary	—	2,891	426	—

Comprehensive income attributable to Noah Shareholders	183,800	203,286	29,986	10.6%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30, 2016	June 30, 2017	June 30, 2017	Change
	RMB’000	RMB’000	USD’000
Net income	368,608	421,581	62,187	14.4%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	5,526	(10,459)	(1,543)	(289.3%)
Fair value fluctuation of available for sale investment (after tax)	(849)	4,121	608	(585.4%)

Comprehensive income	373,285	415,243	61,252	11.2%
Less: Comprehensive loss attributable to non-controlling interests	(12,687)	(9,345)	(1,378)	(26.3%)
Less: Gain attributable to redeemable non-controlling interest of Subsidiary	—	6,817	1,006	—

Comprehensive income attributable to Noah Shareholders	385,972	417,771	61,624	8.2%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2016	June 30, 2017	Change
Number of registered clients	114,870	164,728	43.4%
Number of relationship managers	1,093	1,259	15.2%
Number of cities under coverage	68	76	11.8%

	Three months ended
	June 30, 2016	June 30, 2017	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,927	4,484	(9.0%)
Transaction value:
Fixed income products	16,987	23,505	38.4%
Private equity products	7,571	8,252	9.0%
Secondary market equity products	2,810	1,111	(60.5%)
Other products	379	94	(75.3%)

Total transaction value	27,747	32,962	18.8%

Average transaction value per client	5.63	7.35	30.5%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2017
	Wealth Management Business	Asset Management Business	Internet Financial Service Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Third-party revenues
One-time commissions	122,956	366	—	123,321
Recurring service fees	122,860	8,063	—	130,923
Performance-based income	15,015	1,164	—	16,179
Other service fees	21,841	94	20,110	42,046

Total third-party revenues	282,672	9,687	20,110	312,469

Related party revenues
One-time commissions	177,333	—	—	177,333
Recurring service fees	88,366	120,846	—	209,213
Performance-based income	7,194	376	—	7,570
Other service fees	—	—	6,562	6,562

Total related party revenues	272,893	121,222	6,562	400,678

Total revenues	555,565	130,909	26,672	713,147
Less: business taxes and related surcharges	(4,964)	(580)	(293)	(5,836)

Net revenues	550,601	130,329	26,379	707,311

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(138,330)	(1)	(1,747)	(140,078)
Other compensation	(112,455)	(44,687)	(33,754)	(190,895)

Total compensation and benefits	(250,785)	(44,688)	(35,501)	(330,973)

Selling expenses	(66,619)	(1,432)	(3,025)	(71,376)
General and administrative expenses	(29,912)	(11,168)	(8,152)	(49,231)
Other operating expenses	(27,495)	(3,314)	(10,460)	(41,268)
Government subsidies	9,731	60	—	9,791

Total operating costs and expenses	(365,380)	(60,542)	(57,138)	(483,057)

Income (loss) from operations	185,221	69,787	(30,759)	224,254

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2016
	Wealth Management Business	Asset Management Business	Internet Financial Service Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Third-party revenues
One-time commissions	209,149	341	—	209,490
Recurring service fees	110,292	17,523	—	127,815
Performance-based income	142	676	—	817
Other service fees	18,717	—	10,964	29,682

Total third-party revenues	338,300	18,540	10,964	367,804

Related party revenues
One-time commissions	88,307	1,664	—	89,971
Recurring service fees	88,177	93,989	—	182,166
Performance-based income	—	23,317	—	23,317
Other service fees	76	—	669	745

Total related party revenues	176,560	118,970	669	296,199

Total revenues	514,860	137,510	11,633	664,003
Less: business taxes and related surcharges	(9,688)	(2,278)	(312)	(12,277)

Net revenues	505,172	135,232	11,321	651,726

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(144,951)	(1,095)	(1,057)	(147,103)
Performance fee compensation	—	(4,799)	—	(4,799)
Other compensation	(106,630)	(38,114)	(31,501)	(176,245)

Total compensation and benefits	(251,581)	(44,008)	(32,558)	(328,147)
Selling expenses	(67,372)	(4,425)	(6,451)	(78,248)
General and administrative expenses	(31,885)	(18,352)	(8,013)	(58,251)
Other operating expenses	(21,127)	(1,665)	(6,366)	(29,158)
Government subsidies	34,167	2,016	—	36,183

Total operating costs and expenses	(337,798)	(66,434)	(53,388)	(457,621)

Income (loss) from operations	167,374	68,798	(42,067)	194,105

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	June 30, 2016	June 30, 2017	Change
	RMB’000	RMB’000
Net income attributable to Noah Shareholders	182,256	207,042	13.6%
Adjustment for share-based compensation related to:
Share options	9,379	12,622	34.6%
Restricted shares	6,306	6,849	8.6%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	197,941	226,513	14.4%

Net margin	27.0%	29.1%
Adjusted net margin (non-GAAP)*	29.4%	31.9%

Net income attributable to Noah Shareholders per ADS, diluted	3.10	3.52	13.5%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	3.37	3.84	13.9%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.